ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA T: +61 8 9441 2311 F: +61 8 9441 2133 www.orbitalcorp.com.au

FOR IMMEDIATE RELEASE: 23 JUNE 2014	ASX Code: OEC

Orbital settles contract dispute with AAI Corporation

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Dispute over non-payment of invoices settled

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New terms for future business activities agreed

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AAI will continue to use Orbital “Flex DI” technology

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AAI and Orbital have executed a long term supply agreement for fuel system components and Engine Management Systems

PERTH, AUSTRALIA – Orbital is pleased to announce that it has reached a settlement with AAI Corporation (AAI) over the dispute related to past contracts that had resulted in AAI withholding payment on outstanding invoices.

The terms of the formal settlement are commercially confidential, however as a result of the settlement Orbital expects to recover over $1.2 million of the impairment recorded in the Company’s half year financial report.

Mr William (Bill) Irby, Senior Vice President and General Manager at Textron Systems comments: “The resolution of the dispute is good news for both AAI and Orbital, the parties have entered into a long term agreement that will enable AAI to continue to utilize Orbital technology”.

Mr Terry Stinson, CEO and Managing Director of Orbital comments: “We are very pleased that Orbital and AAI have been able to settle this dispute.  Not only will the settlement have a material impact on our financial results and cash flows for the year, more importantly a significant business relationship for Orbital has been restored.  AAI Textron will continue to utilize Orbital’s patented FlexDi technology through the supply of engine management systems, fuel system components and spare parts, which will be supplied to AAI’s propulsion system manufacturer.”

-ENDS-

CONTACTS

Terry Stinson

Email: info@orbitalcorp.com.au CEO & Managing DirectorWebsite: www.orbitalcorp.com.au Tel: +61 8 9441 2311

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties.  These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.